UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Green Dot Corporation

File No. 333-165081 - CF#24866

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Green Dot Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 26, 2010, as amended.

Based on representations by Green Dot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.5	through May 1, 2015
Exhibit 10.6	through May 1, 2015
Exhibit 10.7	through November 1, 2012
Exhibit 10.8	through September 1, 2012
Exhibit 10.9	through May 28, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Todd Schiffman
Assistant Director